Exhibit 2.3

Execution Version

GUARANTEE

This Guarantee is made by Advent Partners GPE VI 2008 Limited Partnership, Advent Partners GPE VI 2009 Limited Partnership, and Advent Partners GPE VI-A Limited Partnership, each a limited partnership under its jurisdiction of formation (collectively, the “Guarantors”, and each, a “Guarantor”), in favor of Charlotte Russe Holding, Inc. (the “Guaranteed Party”), as of August 24, 2009 (this “Guarantee”).

Capitalized terms used herein without definition have the meanings given to them in the Merger Agreement (as defined below).

1. GUARANTEE. To induce the Guaranteed Party to enter into the Agreement and Plan of Merger of even date herewith (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Advent CR Holdings, Inc., a Delaware corporation (the “Parent”), the equity securities of which are currently-owned directly or indirectly by the Guarantors, Advent CR, Inc., a Delaware corporation (“Merger Sub”), and the Guaranteed Party, each Guarantor, jointly and severally, hereby absolutely, unconditionally and irrevocably guarantees, subject to the Aggregate Limit (defined below), as primary obligor and not merely as surety, the due and punctual payment, performance and discharge of the obligation of the Parent and Merger Sub to pay or perform, or to provide adequate funds for the payment of, (a) the Offer Price, net to seller in cash, without interest on terms and subject to the conditions set forth in the Merger Agreement, for each of the tendered Shares pursuant to Section 1.1, (b) the Merger Consideration for each of the other Shares pursuant to Sections 2.2(a) and 2.3(a) of the Merger Agreement, (c) any obligations of Parent or Merger Sub under Section 6.5 of the Merger Agreement, (d) any liabilities or damages incurred or suffered by the Guaranteed Party as a result of the breach by the Parent or Merger Sub of any of their representations, warranties, covenants or other agreements under the Merger Agreement (including, without limitation, as described in the parenthetical in the first sentence of Section 8.2), and (e) Parent’s and Merger Sub’s obligations pursuant to Section 9.11 of the Merger Agreement to perform specifically the terms and provisions of the Merger Agreement, to the extent such specific performance is found in a judicial determination (or settlement tantamount thereto) to be required pursuant to the terms and conditions of the Merger Agreement (collectively, the “Obligations”). In furtherance of the foregoing, the Guarantors acknowledge that their liability hereunder shall extend to the full amount of the Obligations, subject to the Aggregate Limit, and that the Guaranteed Party may, in its sole discretion, bring and prosecute a separate action or actions against the Guarantors for the full amount of the Obligations up to the Aggregate Limit, regardless of whether action is brought against the Parent or Merger Sub or whether the Parent or Merger Sub is joined in any such action. Notwithstanding anything in this Guarantee to the contrary, in no event shall the aggregate monetary amount of the Obligations or the joint aggregate liability of the Guarantors hereunder exceed US$7,108,440.95 (or US$7,292,103.88, in the event that specific performance is found in a judicial determination (or settlement tantamount thereto) to be required pursuant to the terms and conditions of the Merger Agreement) (the “Aggregate Limit”), and the Guaranteed Party agrees that it shall not assert any claim, directly or indirectly, that the Guarantors (or any of them) are liable for any amount in excess of the Aggregate Limit.

2. NATURE OF GUARANTEE. The Guaranteed Party shall not be obligated to file any claim relating to the Obligations in the event that the Parent or Merger Sub becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Guaranteed Party to so file shall not affect the Guarantors’ obligations hereunder. In the event that any payment to the Guaranteed Party in respect of the Obligations is rescinded or must otherwise be returned for any reason whatsoever, the Guarantors shall remain liable hereunder with respect to the Obligations as if such payment had not been made. This is an unconditional guarantee of payment and not of collectibility. Notwithstanding any other provision of this Guarantee, the Guaranteed Party hereby agrees that any Guarantor may assert, as a defense to such payment or performance by the Guarantors under this Guarantee, any rights, remedies, set-offs and defenses to such payment or performance that the Parent or Merger Sub could assert against the Guaranteed Party under the terms of the Merger Agreement or pursuant to any applicable Law in connection therewith (other than any such rights, remedies, set-offs and defenses arising out of, due to, or as a result of, the insolvency or bankruptcy of the Parent or Merger Sub (including, without limitation, the rejection of the Merger Agreement in an insolvency or bankruptcy of the Parent or Merger Sub)).

3. CHANGES IN OBLIGATIONS, CERTAIN WAIVERS.

(a) The Guarantors agree that the obligations of the Guarantors hereunder shall not be released or discharged, in whole or in part, or otherwise affected by (i) the failure of the Guaranteed Party to assert any claim or demand or to enforce any right or remedy against the Parent or Merger Sub (or any of their respective permitted assignees), any other Guarantor or any other Person; (ii) any change in time, place or manner of payment of any of the Obligations or any recission, waiver, compromise, consolidation or other amendment to or modification of any of the terms or provisions of the Merger Agreement made in accordance with the terms thereof or any other agreement evidencing, securing or otherwise executed in connection with any of the Obligations; (iii) the addition, substitution or release of Parent, Merger Sub or any of Parent’s or Merger Sub’s permitted assignees or any other Person; (iv) any change in the corporate existence, structure or ownership of the Parent, Merger Sub (or any of their respective permitted assignees) or any other Person; (v) any insolvency, bankruptcy, reorganization or other similar proceeding affecting the Parent or Merger Sub (or any of their respective permitted assignees), any other Guarantor or any other Person; (vi) the existence of any claim, set-off or other right which the Guarantors may have at any time against the Parent, Merger Sub or the Guaranteed Party or any of their affiliates, whether in connection with the Obligations or otherwise (other than those described in the last sentence of paragraph 2 above); (vii) the adequacy of any other means the Guaranteed Party may have of obtaining repayment of any of the Obligations; (viii) any discharge of any other Guarantor as a matter of applicable Law (other than as a result of indefeasible payment of the Obligations in accordance with their terms); or (ix) the value, genuineness, validity, regularity, illegality or enforceability of the Merger Agreement. To the fullest extent permitted by law, the Guarantors hereby expressly waive any and all rights or defenses arising by reason of any law which would otherwise require any election of remedies by the Guaranteed Party. The Guarantors waive promptness, diligence, notice of the acceptance of this Guarantee and of the Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the incurrence of any Obligations and all other notices of any kind (except for notices to be provided to the Parent or Merger Sub and Weil, Gotshal & Manges LLP in accordance with Section 9.1 of the Merger Agreement), all defenses which may be available by virtue of any valuation, stay, moratorium law or other similar law now or hereafter in effect, any right to require the marshalling of assets of the Parent or Merger Sub or any other person interested in the transactions contemplated by the Merger Agreement, and all suretyship defenses generally. Notwithstanding any of the foregoing to the contrary, each Guarantor may assert any right, remedy, set-off and defense to the payment of the Obligations that are available to the Parent or Merger Sub under the Merger Agreement (other than any such rights, remedies, set-offs and defenses arising out of, or due to, or as a result of, the insolvency or bankruptcy of the Parent or Merger Sub (including, without limitation, the rejection of the Merger Agreement in an insolvency or bankruptcy of the Parent or Merger Sub)). Notwithstanding anything to the contrary contained in this Guarantee, the Guaranteed Party hereby agrees that to the extent the Parent or Merger Sub is relieved of their respective obligations and liabilities under the Merger Agreement (other than due to, in connection with, or as a result of, the insolvency or bankruptcy of the Parent or Merger Sub (including, without limitation, the rejection of the Merger Agreement in an insolvency or bankruptcy of the Parent or Merger Sub)), the Guarantors shall be similarly relieved of the Obligations under this Guarantee. The Guaranteed Party agrees that any payment made by Parent or Merger Sub to the Guaranteed Party with respect to an Obligation in accordance with the Merger Agreement shall reduce the Guarantors’ obligations under this Guarantee by 1.87% of the amount of such payment. The Guarantors acknowledge that they will receive substantial direct and indirect benefits from the transactions contemplated by the Merger Agreement and that the waivers set forth in this Guarantee are knowingly made in contemplation of such benefits.

(b) The Guarantors hereby covenant and agree that they shall not institute, directly or indirectly, and shall cause their affiliates not to institute, directly or indirectly, any litigation or other proceeding asserting that this Guarantee is illegal, invalid or unenforceable in accordance with its terms. The Guarantors hereby unconditionally and irrevocably agree not to exercise any rights that they may now have or hereafter acquire against the Parent or Merger Sub that arise from the existence, payment, performance, or enforcement of the Guarantors’ obligations under or in respect of this Guarantee or any other agreement in connection with this Guarantee, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Guaranteed Party against the Parent or Merger Sub, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from the Parent or Merger Sub, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, unless and until all of the Obligations and all other amounts payable under this Guarantee shall have been paid in full in cash; provided that the Guarantors shall have the right to cause any other person to satisfy its payment obligations to the Guaranteed Party hereunder. If any amount shall be paid to the Guarantors in violation of the immediately preceding sentence at any time prior to the payment in full of the Obligations and all other amounts payable under this Guarantee, an amount equal to the lesser of (i) the amount paid to the Guarantors in violation of the immediately preceding sentence and (ii) all amounts payable under this Guarantee shall be received and held in trust for the benefit of the Guaranteed Party, shall be segregated from other property and funds of the Guarantors and shall forthwith be paid or delivered to the Guaranteed Party in the same form as so received (with any necessary endorsement or assignment) to be credited and applied to the Obligations and all other amounts payable under this Guarantee, in accordance with the terms of the Merger Agreement, whether matured or unmatured, or to be held as collateral for any of the Obligations or other amounts payable under this Guarantee thereafter arising.

4. EXPENSES. The Guarantors agree to pay on demand all reasonable out-of-pocket expenses (including reasonable fees of counsel) incurred by the Guaranteed Party in connection with the enforcement of its rights hereunder if (i) any Guarantor asserts in any litigation or other proceeding that this Guarantee is illegal, invalid or unenforceable in accordance with its terms and (ii) the Guaranteed Party prevails in such litigation or proceeding.

5. NO WAIVER; CUMULATIVE RIGHTS. No failure on the part of the Guaranteed Party to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by the Guaranteed Party of any right, remedy or power hereunder, under the Merger Agreement or otherwise, preclude any other or future exercise of any right, remedy or power hereunder. Each and every right, remedy and power hereby granted to the Guaranteed Party or allowed the Guaranteed Party by law or other agreement shall be cumulative and not exclusive of any other, and may be exercised by the Guaranteed Party at any time or from time to time.

6. REPRESENTATIONS AND WARRANTIES. Each Guarantor hereby represents and warrants to the Guaranteed Party that:

(a) such Guarantor is a validly existing entity in good standing under its jurisdiction of organization; it has the power and authority to execute, deliver and perform its obligations under this Guarantee; the execution, delivery and performance of this Guarantee have been duly authorized by all necessary action and do not contravene any provision of such Guarantor’s limited partnership agreement, or any law, regulation, rule, decree, order, judgment or material contract binding on such Guarantor or its assets;

(b) all consents, approvals, authorizations, permits of, filings with and notifications to, any governmental authority necessary for the due execution, delivery and performance of this Guarantee by such Guarantor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any governmental authority or regulatory body is required in connection with its execution, delivery or performance of this Guarantee;

(c) this Guarantee constitutes a legal, valid and binding obligation of such Guarantor enforceable against such Guarantor in accordance with its terms, subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting creditors’ rights generally, and (ii) general equitable principles (whether considered in a proceeding in equity or at law); and

(d) such Guarantor has the financial capacity to pay and perform its obligations under this Guarantee, and all funds necessary for such Guarantor to fulfill its obligations under this Guarantee are and shall be available to such Guarantor (or its assignee pursuant to Section 7 hereof) for as long as this Guarantee shall remain in effect in accordance with Section 9 hereof.

7. ASSIGNMENT. Neither the Guarantors nor the Guaranteed Party may assign its rights, interests or obligations hereunder to any other Person (except by operation of law) without the prior written consent of the Guaranteed Party (in the case of an assignment by a Guarantor) or the Guarantors (in the case of an assignment by the Guaranteed Party); provided, however, that if a portion of a Guarantor’s commitment under its Equity Commitments is assigned in accordance with the terms thereof, then a corresponding portion of its obligations hereunder may be assigned to the same assignee without the consent of the Guaranteed Party; provided that any such assignment will not relieve such Guarantor of its obligations hereunder.

8. NOTICES. All notices and other communications hereunder shall be in writing and shall be given (a) on the date of delivery if delivered personally, (b) on the first business day following the date of dispatch if delivered by a nationally recognized next-day courier service, (c) on the fifth business day following the date of mailing if delivered by registered or certified mail (postage prepaid, return receipt requested) or (d) if sent by facsimile transmission, when transmitted and receipt is confirmed. All notices to the Guarantors hereunder shall be delivered as set forth below or to such other address or facsimile number as the Guarantors shall have notified the Guaranteed Party in a written notice delivered to the Guaranteed Party in accordance with the Merger Agreement:

c/o Advent International Corporation

75 State Street

Boston, MA 02109

Attention: Steve Collins

Facsimile: (617) 951-0566

with a copy to:

Weil, Gotshal & Manges LLP

100 Federal Street, 34th Floor

Boston, MA 02110

Facsimile: (617) 772-8333

Attention: Marilyn French, Esq.

or to such other person or address as a party shall specify by notice in writing to the other party. All such notices and communications shall be deemed to have been given on the date of personal receipt or proven delivery.

9. CONTINUING GUARANTEE. Unless terminated pursuant to this Section 9, this Guarantee shall remain in full force and effect and shall be binding on the Guarantors, their successors and permitted assigns until all of the Obligations and all amounts payable under this Guarantee have been indefeasibly paid, observed, performed or satisfied in full. Notwithstanding the foregoing, this Guarantee shall terminate and the Guarantors shall have no further obligations under this Guarantee as of the earlier of (a) the Closing, (b) the termination of the Merger Agreement in accordance with its terms by mutual consent of the parties, and (c) the first anniversary of the date hereof, except as to a claim for payment asserted in writing against any Guarantor prior to such first anniversary.

10. NO RECOURSE. The Guaranteed Party acknowledges that the Parent and Merger Sub have no assets and that no additional funds are expected to be contributed to the Parent or Merger Sub unless and until the Acceptance Time or the Effective Time, as applicable, occurs. Notwithstanding anything that may be expressed or implied in this Guarantee or any document or instrument delivered contemporaneously herewith, and notwithstanding the fact that the Guarantors are limited partnerships, by its acceptance of the benefits of this Guarantee, the Guaranteed Party acknowledges and agrees that it will not seek, has no rights of recovery against, and no personal liability shall attach to, former, current or future directors, officers, employees, agents, affiliates, general or limited partners or managers of the Guarantors, the Parent or Merger Sub or any former, current or future stockholder, director, officer, employee, general or limited partner, member, manager, affiliate or agent of any of the foregoing (collectively, but not including the Parent or Merger Sub, each a “Parent Affiliate,” and collectively, the “Parent Affiliates”), through the Parent, Merger Sub or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of the Parent or Merger Sub against any Parent Affiliate, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable law, or otherwise, except for its rights to recover from each Guarantor (but not any other Parent Affiliate (including any general partner or managing member)) under, and to the extent provided in, this Guarantee, subject to the Aggregate Limit. Recourse against the Guarantors under this Guarantee shall be the sole and exclusive remedy of the Guaranteed Party and all of their affiliates against the Guarantors and the other Parent Affiliates in respect of any liabilities or obligations arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby. Nothing set forth in this Guarantee shall affect or be construed to affect any liability of the Parent or Merger Sub to the Guaranteed Party or shall confer or give or shall be construed to confer or give to any person other than the Guaranteed Party (including any person acting in a representative capacity) any rights or remedies against any person other than the Guarantors as expressly set forth herein. This Section 10 shall survive the termination of this Guarantee.

11. GOVERNING LAW; JURISDICTION AND FORUM. This Guarantee shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. Any action arising out of or relating to this Guarantee may be brought exclusively in the federal courts, or in the absence of federal jurisdiction in state courts, in either case within the State of Delaware, and each of the parties irrevocably and unconditionally submits to the exclusive jurisdiction of such courts in any such action, agrees to take any and all future action necessary to submit to the jurisdiction of such courts, waives any objection it may now or hereafter have to venue or to convenience of forum, agrees that all claims in respect of the action shall be heard and determined only in any such court and agrees not to bring any action arising out of or relating to this Guarantee or any transaction contemplated hereby in any other court. The parties agree that any of them may file a copy of this paragraph with any court as written evidence of the knowing, voluntary and bargained agreement between the parties irrevocably to waive any objections to venue or to convenience of forum.

12. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY

LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS GUARANTEE OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

13. COUNTERPARTS. This Guarantee may be executed and delivered (including by facsimile transmission) in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same instrument.

14. AMENDMENT. This Guarantee may not be amended except by an instrument in writing signed by each of the parties hereto.

15. SEVERABILITY. Any term or provision of this Guarantee that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction; provided, however, that this Guarantee may not be enforced without giving effect to the Aggregate Limit and the provisions of Section 9 and 10 hereof.

16. NO THIRD PARTY BENEFICIARIES. The parties hereby agree that their respective representations, warranties, agreements and covenants set forth herein are solely for the benefit of the other party hereto and its successors and permitted assigns, in accordance with and subject to the terms of this Guarantee, and this Guarantee is not intended to, and does not, confer upon any person other than the parties hereto and their respective successors and permitted assigns any rights or remedies hereunder.

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IN WITNESS WHEREOF, the Guarantors have caused this Guarantee to be executed and delivered as of the date first written above by its officer thereunto duly authorized.

GUARANTORS:

Advent Partners GPE VI 2009 Limited Partnership
Advent Partners GPE VI 2008 Limited Partnership
Advent Partners GPE VI – A Limited Partnership

By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager

By:	/s/ David Mussafer
Name:	David Mussafer
Title:	Senior Vice President and Managing Partner

[ADVENT PARTNERS GPE VI LIMITED PARTNERSHIPS GUARANTEE SIGNATURE PAGE]

GUARANTEED PARTY:

CHARLOTTE RUSSE HOLDING, INC.

By:	/s/ John D. Goodman
Name:	John D. Goodman
Title:	Chief Executive Officer

[ADVENT PARTNERS GPE VI LIMITED PARTNERSHIPS GUARANTEE SIGNATURE PAGE]